Filed by Marvell Technology Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following email communication was sent to employees of Cavium, Inc. (“Cavium”) and Marvell Technology Group Ltd. (“Marvell”).

Cavium and Marvell Employees:

To keep you informed on the integration’s progress, we are beginning bi-weekly updates to both Cavium and Marvell employees, and will post answers to your most commonly asked questions.

LATEST NEWS

Integration planning officially began on January 4, 2018 with approximately 40 employees from Cavium and Marvell participating. This integration team has been tasked with developing plans that achieve the following, at a high level, by the close of the transaction:

Maintain Business as Usual: Both companies are able to maintain current supplier and customer relationships without interruption

People: Design overall organizational structure, identify leadership, and communicate to employees

Finance / Accounting: Consolidate books and financial reporting capabilities

Legal / Tax: Obtain regulatory/shareholder approvals. Establish legal entity structure for the combined company

Treasury / Cash Management: Unify control of cash, bank accounts, stock administration

Stakeholder Communications: Engage and inform employees, customers, investors, and vendors

Marketing: Update messaging on external-facing websites and overall communications

IT: Facilitate network connectivity, controlled system access, email forwarding, and business systems setup

Real Estate: Develop a seamless plan to combine as many locations as possible

The integration team’s functional leaders are now working on their current and future-state analyses, identifying integration actions (pre-close, day 1, post-close), key decisions that need to be made, and cross-functional dependencies. Given the significant scope of this work, many employees from both organizations will be involved in assisting the integration team. If you have questions, we encourage you to check with your manager or your functional leaders (see list below).

REGULATORY FILINGS & SHAREHOLDER VOTE

Our legal teams have begun the various regulatory filings required to complete the transaction, including those for the Committee on Foreign Investment in the United States (a federal body that reviews national security implications of foreign investments in U.S. companies or operations); the Federal Trade Commission and Department of Justice, which review potential antitrust matters; and China’s Ministry of Commerce, which reviews potential impacts to that nation’s economic development and trade.

In coming months we plan to schedule shareholder meetings to vote on the transaction. Once all shareholder and regulatory approvals are complete, we plan to close the deal quickly and begin integrating the two companies. The current anticipated closing is mid-calendar 2018.

COMMUNICATIONS

Integration Questions Mailbox

We are launching an Ask-a-Question mailbox at both companies so that employees can get answers to integration-related questions. Employees at Cavium can submit questions HERE, and can expect to receive an initial response within two business days. We will publish answers in upcoming updates, as appropriate.

Since we are still early in the process, many decisions are yet to be determined. Overall, our goal is to provide accurate, timely and transparent communications and we will communicate significant decisions as soon as possible.

While we are beginning the extensive preparation necessary to integrate the two organizations, we need to continue operating as two separate companies until the deal closes. If you have any specific comments or questions about the integration process for your group, please check with your manager or functional leaders.

Thank you,

Integration Co-Chairs

Raghib Hussain and Andy Micallef

Cavium-Marvell Integration Functional Leaders

Workstreams	Cavium Team Lead	Marvell Team Lead
Business Units	Raghib Hussain	Chris Koopmans
BU – Switch	Eric Hayes	Guy Azrad
BU – Processor	Raj Singh	Guy Azrad
Central Engineering	Anil Jain	Neil Kim
Marketing	Raghib Hussain	Tom Lagatta
Sales & Sales Ops	Milt Douglass	Tom Lagatta
Facilities	Scott Doubek	Joe Sweeten
Finance & Accounting	Suzy Seandel	Dave Caron
Human Resources	Azfar Hasib	Janice Hall
IT	Ted John & Jacob Gsoedl	Adhir Mattu
Legal & Compliance	Vince Pangrazio	Blair Walters
Operations	Syed Zaheer	Marc Jacobs
Procurement	Rajeev Bang	Adrian Benjamin

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Cavium and Marvell, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Cavium and Marvell, (iv) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vi) the outcome of litigation and other legal proceedings against Cavium and/or Marvell or to which Cavium and/or Marvell become subject, and (vii) the ability of Marvell to successfully integrate Cavium’s operations and product lines. The foregoing review of important factors should not be construed as exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Cavium. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement/prospectus with the SEC regarding the proposed transaction on December 21, 2017. The registration statement on Form S-4 has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant. A definitive joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

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